EXHIBIT 22


Central Asian Secondary Offering of Hurricane Shares Priced

     CALGARY, Dec. 13, 2002 /CNW/ - Hurricane Hydrocarbons Ltd. ("Hurricane") announces that it has filed a final short form prospectus in Canada and the United States with respect to the previously announced secondary public offering of its common shares by Central Asian Industrial Holdings N.V. ("CAIH").

     CAIH will sell 8,000,000 common shares in the offering at a price of C$13.85 (US$8.90) per share. CAIH has also granted the underwriters an over-allotment option to purchase up to 800,000 common shares. Following completion of the offering, CAIH ownership would be reduced from the current 30% to approximately 20% (approximately 19% if the over-allotment option were exercised in full). The offering is expected to close on or about December 18, 2002. Hurricane will not receive any proceeds from the offering.

     The underwriters of the offering are CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

     Hurricane is a Canadian corporation engaged in the exploration and production, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

     Hurricane's shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange.

     The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information: Bernard F. Isautier, President and CEO, +44 (1753) 410-020; Ihor P. Wasylkiw, Vice President Investor Relations, +1 (403) 221-8658